FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Report of Other Relevant Information

Item 1

Banco Santander, S.A., in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Starting with the financial information for the first quarter of 2021, a change in the Group’s reportable segments is to be carried out to reflect the Bank’s new organizational structure, in line with the three strategic initiatives outlined in the 2020 Annual Report: One Santander, Digital Consumer Bank and PagoNxt.

These changes align the segment information with their management and have no impact on the Group’s accounting figures.

Attached is a presentation which contains the quarterly pro forma financial figures for 2020 to allow a comparison between 2020 and 2021, including the aforementioned changes.

The main changes in Group’s segments are:

▪	Primary segments:

-

Creation of the new Digital Consumer Bank (DCB) segment, which includes Santander Consumer Finance (SCF), previously included in the Europe segment and Openbank, formerly included in Santander Global Platform. The consumer finance business in the United Kingdom previously reported in the country will be reported in this new segment.

-

Elimination of the Santander Global Platform reporting segment: Openbank is now included within DCB, and Merchant Solutions, Trade Solutions and Consumer Solutions (Superdigital and Pago Next) will be assigned accordingly to each of the three main geographic regions.

▪	Secondary segments:

-	Creation of the PagoNxt segment, which includes the Merchant Solutions, Trade Solutions and Consumer Solutions, previously recorded in Santander Global Platform.

-	Elimination of the Santander Global Platform reporting segment, now included under PagoNxt and Retail Banking (mainly Openbank).

-

An adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Santander Corporate & Investment Banking and between Retail Banking and Wealth Management & Insurance.

For more information please see the attached presentation.

Boadilla del Monte (Madrid), 9 April 2021

April 2021 2020 income statements and balance sheets according to the new reporting structure All. Together. Now.

Restricted-confidential Important information Non-IFRS and alternative performance measures This presentation contains, in addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). These financial measures that qualify as APMs and non-IFRS measures have been calculated with information from Santander Group; however those financial measures are not defined or detailed in the applicable financial reporting framework nor have been audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for our management and investors to compare operating performance between accounting periods, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the non-IFRS line management adjustments line and are further detailed at the end of Section 3.2 of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2020. Nonetheless, these APMs and non-IFRS measures should be considered supplemental information to, and are not meant to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2020 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on 26 February 2021. This document is available on Santander’s website (www.santander.com). Underlying measures, which are included in this presentation, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Forward-looking statements Banco Santander, S.A. (“Santander”) advises that this presentation contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. Found throughout this presentation, they include (but are not limited to) statements on our future business development, economic performance and shareholder remuneration policy. However, a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from our expectations. The following important factors, in addition to others discussed elsewhere in this presentation, could affect our future results and could cause materially different outcomes from those anticipated in forward-looking statements: (1) general economic or industry conditions of areas where we have significant operations or investments (such as a worse economic environment; higher volatility in the capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the COVID-19 pandemic in the global economy); (2) exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); (3) potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the United Kingdom, other European countries, Latin America and the US (5) changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crisis; (6) our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and (7) changes in our access to liquidity and funding on acceptable terms, in particular if resulting from credit spreads shifts or downgrade in credit ratings for the entire group or significant subsidiaries. 2

Restricted-confidential Important information Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date of this presentation and are informed by the knowledge, information and views available on such date. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise. No offer The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this presentation. No investment activity should be undertaken on the basis of the information contained in this presentation. In making this presentation available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Historical performance is not indicative of future results Statements about historical performance or accretion must not be construed to indicate that future performance, share price or future (including earnings per share) in any future period will necessarily match or exceed those of any prior period. Nothing in this presentation should be taken as a profit forecast. 3

Restricted-confidential Adapting our reporting to the new organizational structure towards the Santander of Tomorrow –3 priorities for profitable growth 1 One Santander 2 Digital Consumer Bank (DCB) 3 PagoNxt ? New operating model leveraging our global ? Driving profitable growth in Europe and ? Our Group technology “backbone” solutions scale to deliver a better customer experience, new markets. with payments at the core, providing supported by common culture and higher Merchant, Trade and Consumer solutions degrees of commonality, technology being one 3 regions: Europe, North America and ? Combining our consumer finance business South America in Europe, and Openbank, our retail digital bank Primary segments Secondary segment These changes do not entail any alteration in Group figures 4

Restricted-confidential New organizational structure Primary segments Europe North America South America DCB Spain United States Brazil SCF Chile United Kingdom Mexico Argentina Portugal Uruguay Poland Peru Corporate Other Europe Colombia Centre One Santander Secondary segments Retail Banking SCIB WM&I PagoNxt 5

Restricted-confidential Primary segments main changes “Until 2020” “From 2021 on” Other1 Other1 EUROPE Including SCF UK Excluding SCF UK Global Payments Services in the region NORTH AMERICA Global Payments Services in the region SOUTH AMERICA SGP Global Payments Services Openbank (GMS, GTS, Superdigital, Pago FX) Global DIGITAL Divisions expenses SCF Openbank Cost CONSUMER allocation BANK to countries / Transfer UK SAN Digital (DCB) Division expenses (1) SCIB and WM rest of Europe. In addition in 2021, Global Payments Services in the region included 6

Restricted-confidential Secondary segments main changes “Until 2020” “From 2021 on” RETAIL BANKING1 Retail Banking Retail Banking Openbank SCIB1 Corporate and Investment Banking Corporate and Investment Banking WM&I1 Private Asset Insurance Private Asset Banking Management Banking Insurance Management SGP Global Payments Services Openbank (GMS, GTS, Superdigital, Pago FX) Global Divisions expenses Merchant Consumer Co to countries / Transfer Trade SAN Division expenses Solutions Solutions Solutions (1) Regarding the secondary segments, Global Customer Relationship Model: recurring annual adjustment to the perimeter between Retail Banking, Santander Wealth Management & Insurance 7 (WM&I) and Santander Corporate & Investment Banking (SCIB). These changes had no impact on the geographic businesses.

Restricted-confidential Main differences in underlying profits. Income statement of the Group does not change 2020 restated. Primary segments 2020 restated. Markets EUR mn Difference EUR mn Difference 2020 2020 restated / 2020 2020 restated / published 2020 published Europe published 2020 published 1,413 2,656 -1,243 517 517 0 1,472 1,492 -20 391 530 -139 338 338 0 2,907 2,927 -20 162 162 0 Digital 1,133 0 1,133 Other 5 24 -20 Consumer Bank SGP 0 -150 150 North America 731 731 0 2020 restated. Secondary segments EUR mn 762 762 0 Difference 2020 2020 restated / Other -20 0 -20 published 2020 published Retail Banking 4,420 4,196 225 South America 1,798 1,823 -25 2,113 2,113 0 823 868 -45 432 432 0 -116 0 -116 179 179 0 SGP 0 39 -39 Other 183 203 -20 8

Restricted-confidential Key metrics medium-term goals compared to 2020 restated Key metrics Europe North America South America One Santander Digital Consumer Bank Medium-term Medium-term Medium-term Medium-term Medium-term 2020 2020 2020 2020 2020 goals goals goals goals goals Efficiency ratio 56% c. 45% 42% c. 40% 36% c. 35% 45% c. 40% 42% c. 39% Underlying RoTE 3.6% 10-12% 10.5%1 11-13%1 17.7% 19-21% 11.5% c. 15% Top 3 in 6 Top 3 in 9 NPS position countries countries Digital sales/total 44% >50% (1) Adjusted for excess capital in the US 9

Restricted-confidential â– Primary segments 10

Restricted-confidential

EUROPE

EUR million

	NEW				PREVIOUS				DIFFERENCES			
	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20
Income statement												
Net interest income	2,378	2,330	2,534	2,670	3,435	3,352	3,549	3,710	(1,057)	(1,022)	(1,015)	(1,041)
Net fee income	1,128	942	961	968	1,315	1,098	1,162	1,162	(186)	(156)	(201)	(194)
Gains (losses) on financial transactions *	155	213	330	171	142	216	338	188	12	(3)	(8)	(17)
Other operating income	57	(87)	58	(134)	83	(89)	106	(74)	(25)	2	(48)	(61)
Total income	**3,718**	**3,398**	**3,883**	**3,675**	**4,974**	**4,577**	**5,155**	**4,987**	**(1,256)**	**(1,179)**	**(1,273)**	**(1,312)**
Administrative expenses and amortisations	(2,175)	(2,038)	(2,046)	(2,015)	(2,712)	(2,526)	(2,542)	(2,534)	536	488	496	519
Net operating income	**1,543**	**1,359**	**1,837**	**1,659**	**2,263**	**2,051**	**2,613**	**2,453**	**(720)**	**(692)**	**(777)**	**(793)**
Net loan-loss provisions	(1,004)	(677)	(735)	(927)	(1,335)	(877)	(956)	(1,131)	330	200	221	204
Other gains (losses) and provisions	(236)	(186)	(177)	(371)	(195)	(160)	(196)	(362)	(41)	(25)	19	(9)
Profit before tax	**303**	**496**	**925**	**361**	**733**	**1,014**	**1,461**	**959**	**(430)**	**(517)**	**(536)**	**(598)**
Tax on profit	(100)	(136)	(265)	(93)	(217)	(275)	(406)	(234)	117	139	141	141
Profit from continuing operations	**202**	**360**	**660**	**268**	**515**	**739**	**1,055**	**725**	**(313)**	**(379)**	**(395)**	**(457)**
Net profit from discontinued operations	—	—	(0)	0	—	—	—	—	—	—	—	—
Consolidated profit	**202**	**360**	**660**	**268**	**515**	**739**	**1,055**	**725**	**(313)**	**(379)**	**(395)**	**(457)**
Non-controlling interests	(10)	(24)	(32)	(12)	(73)	(107)	(108)	(91)	63	83	76	79
Underlying attributable profit to the parent	**193**	**336**	**628**	**256**	**443**	**632**	**947**	**634**	**(250)**	**(296)**	**(319)**	**(378)**

	NEW				PREVIOUS				DIFFERENCES			
	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20
Balance sheet												
Loans and advances to customers	568,914	574,076	563,557	563,582	680,303	684,446	673,172	675,895	(111,388)	(110,370)	(109,615)	(112,313)
Cash, central banks and credit institutions	177,430	248,198	216,860	213,561	189,610	258,158	227,581	224,793	(12,181)	(9,961)	(10,721)	(11,232)
Debt instruments	79,413	86,477	83,049	81,271	82,119	91,038	88,604	86,925	(2,707)	(4,561)	(5,555)	(5,654)
Other financial assets	60,812	54,208	53,054	48,313	60,788	54,171	53,016	48,266	24	37	38	47
Other asset accounts	42,793	40,318	39,401	35,893	47,697	45,211	45,423	41,658	(4,904)	(4,893)	(6,022)	(5,765)
Total assets	**929,361**	**1,003,278**	**955,921**	**942,620**	**1,060,517**	**1,133,025**	**1,087,796**	**1,077,537**	**(131,156)**	**(129,747)**	**(131,875)**	**(134,917)**
Customer deposits	541,719	570,736	573,108	582,353	580,842	610,021	612,844	622,826	(39,123)	(39,285)	(39,736)	(40,473)
Central banks and credit institutions	160,984	213,794	176,782	167,014	197,886	251,351	215,775	208,408	(36,902)	(37,557)	(38,993)	(41,394)
Marketable debt securities	97,370	92,312	90,102	84,201	136,012	128,570	126,016	120,166	(38,642)	(36,259)	(35,914)	(35,965)
Other financial liabilities	70,927	69,972	60,240	54,634	72,115	71,538	61,808	55,919	(1,188)	(1,566)	(1,568)	(1,285)
Other liabilities accounts	14,310	13,284	12,007	11,788	17,881	17,002	16,011	15,635	(3,571)	(3,718)	(4,003)	(3,847)
Total liabilities	**885,311**	**960,098**	**912,240**	**899,990**	**1,004,736**	**1,078,482**	**1,032,454**	**1,022,954**	**(119,425)**	**(118,384)**	**(120,214)**	**(122,964)**
Total equity	**44,050**	**43,180**	**43,681**	**42,630**	**55,781**	**54,543**	**55,342**	**54,583**	**(11,730)**	**(11,363)**	**(11,661)**	**(11,953)**
Memorandum items:												
Gross loans and advances to customers **	538,459	542,816	535,463	543,336	652,651	656,001	647,911	658,471	(114,192)	(113,185)	(112,448)	(115,135)
Customer funds	604,983	633,055	641,963	655,954	644,106	672,341	681,699	696,427	(39,123)	(39,285)	(39,736)	(40,473)
Customer deposits ***	528,209	549,600	554,629	562,977	567,332	588,886	594,364	603,450	(39,123)	(39,285)	(39,736)	(40,473)
Mutual funds	76,774	83,455	87,335	92,977	76,774	83,455	87,335	92,977	—	—	—	—

(*).- Includes exchange differences.

(**).- Excluding reverse repos.

(***).- Excluding repos.

Santander 11

Restricted-confidential

Spain

EUR million

	NEW				PREVIOUS				DIFFERENCES			
	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20
Income statement												
Net interest income	925	931	1,034	1,067	925	931	1,034	1,067	—	—	—	—
Net fee income	643	535	562	573	643	535	562	573	—	—	—	—
Gains (losses) on financial transactions *	156	250	194	180	156	250	194	180	—	—	—	—
Other operating income	64	(154)	10	(188)	64	(154)	10	(188)	—	—	—	—
Total income	**1,789**	**1,562**	**1,800**	**1,632**	**1,789**	**1,562**	**1,800**	**1,632**	**—**	**—**	**—**	**—**
Administrative expenses and amortisations	(944)	(896)	(893)	(873)	(944)	(896)	(893)	(873)	—	—	—	—
Net operating income	**844**	**665**	**907**	**759**	**844**	**665**	**907**	**759**	**—**	**—**	**—**	**—**
Net loan-loss provisions	(628)	(313)	(449)	(611)	(628)	(313)	(449)	(611)	—	—	—	—
Other gains (losses) and provisions	(104)	(115)	(112)	(128)	(104)	(115)	(112)	(128)	—	—	—	—
Profit before tax	**112**	**237**	**346**	**20**	**112**	**237**	**346**	**20**	**—**	**—**	**—**	**—**
Tax on profit	(22)	(77)	(100)	1	(22)	(77)	(100)	1	—	—	—	—
Profit from continuing operations	**90**	**160**	**246**	**20**	**90**	**160**	**246**	**20**	**—**	**—**	**—**	**—**
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated profit	**90**	**160**	**246**	**20**	**90**	**160**	**246**	**20**	**—**	**—**	**—**	**—**
Non-controlling interests	(0)	0	0	(0)	(0)	0	0	(0)	—	—	—	—
Underlying attributable profit to the parent	**90**	**161**	**246**	**20**	**90**	**161**	**246**	**20**	**—**	**—**	**—**	**—**

	NEW				PREVIOUS				DIFFERENCES			
	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20
Balance sheet												
Loans and advances to customers	185,921	197,424	192,894	194,239	185,921	197,424	192,894	194,239	—	—	—	—
Cash, central banks and credit institutions	78,519	108,381	112,338	113,518	78,519	108,381	112,338	113,518	—	—	—	—
Debt instruments	24,458	25,100	21,766	21,654	24,458	25,100	21,766	21,654	—	—	—	—
Other financial assets	1,407	1,661	2,571	2,671	1,407	1,661	2,571	2,671	—	—	—	—
Other asset accounts	25,209	23,203	22,727	22,438	25,209	23,203	22,727	22,438	—	—	—	—
Total assets	**315,515**	**355,769**	**352,296**	**354,521**	**315,515**	**355,769**	**352,296**	**354,521**	**—**	**—**	**—**	**—**
Customer deposits	234,716	248,053	250,369	251,375	234,716	248,053	250,369	251,375	—	—	—	—
Central banks and credit institutions	20,341	46,942	47,536	48,305	20,341	46,942	47,536	48,305	—	—	—	—
Marketable debt securities	29,503	27,377	26,141	26,068	29,503	27,377	26,141	26,068	—	—	—	—
Other financial liabilities	8,968	12,370	7,858	9,344	8,968	12,370	7,858	9,344	—	—	—	—
Other liabilities accounts	6,231	5,159	4,012	4,112	6,231	5,159	4,012	4,112	—	—	—	—
Total liabilities	**299,759**	**339,901**	**335,916**	**339,203**	**299,759**	**339,901**	**335,916**	**339,203**	**—**	**—**	**—**	**—**
Total equity	**15,756**	**15,868**	**16,380**	**15,318**	**15,756**	**15,868**	**16,380**	**15,318**	**—**	**—**	**—**	**—**
Memorandum items:												
Gross loans and advances to customers **	192,490	203,811	198,951	200,735	192,490	203,811	198,951	200,735	—	—	—	—
Customer funds	293,889	311,824	316,597	320,879	293,889	311,824	316,597	320,879	—	—	—	—
Customer deposits ***	234,716	248,053	250,369	251,375	234,716	248,053	250,369	251,375	—	—	—	—
Mutual funds	59,173	63,770	66,228	69,503	59,173	63,770	66,228	69,503	—	—	—	—

(*).- Includes exchange differences.

(**).- Excluding reverse repos.

(***).- Excluding repos.

Santander

12

Restricted-confidential

United Kingdom

EUR million

	NEW				PREVIOUS				DIFFERENCES			
	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20
Income statement												
Net interest income	820	796	905	983	898	871	976	1,063	(78)	(75)	(71)	(80)
Net fee income	190	94	115	96	193	96	117	99	(4)	(2)	(3)	(3)
Gains (losses) on financial transactions *	(4)	2	15	(32)	(7)	(0)	16	(35)	3	2	(1)	3
Other operating income	1	(1)	(0)	1	13	12	8	19	(12)	(13)	(8)	(17)
Total income	**1,007**	**891**	**1,034**	**1,048**	**1,098**	**979**	**1,117**	**1,146**	**(91)**	**(88)**	**(82)**	**(97)**
Administrative expenses and amortisations	(686)	(631)	(620)	(601)	(714)	(656)	(646)	(626)	28	25	25	25
Net operating income	**321**	**259**	**414**	**447**	**384**	**323**	**471**	**519**	**(63)**	**(63)**	**(57)**	**(72)**
Net loan-loss provisions	(178)	(223)	(179)	(97)	(191)	(239)	(189)	(114)	13	16	10	18
Other gains (losses) and provisions	(71)	(5)	(30)	(150)	(74)	(4)	(36)	(151)	3	(1)	7	1
Profit before tax	**72**	**31**	**205**	**200**	**119**	**80**	**246**	**253**	**(46)**	**(48)**	**(41)**	**(53)**
Tax on profit	(20)	(13)	(55)	(29)	(28)	(18)	(61)	(38)	8	6	6	9
Profit from continuing operations	**52**	**19**	**149**	**171**	**91**	**61**	**184**	**215**	**(38)**	**(43)**	**(35)**	**(44)**
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated profit	**52**	**19**	**149**	**171**	**91**	**61**	**184**	**215**	**(38)**	**(43)**	**(35)**	**(44)**
Non-controlling interests	(0)	(0)	(0)	0	(6)	(7)	(5)	(3)	6	7	5	3
Underlying attributable profit to the parent	**52**	**19**	**149**	**171**	**84**	**54**	**179**	**212**	**(32)**	**(36)**	**(30)**	**(41)**

	NEW				PREVIOUS				DIFFERENCES			
	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20
Balance sheet												
Loans and advances to customers	256,273	249,034	248,394	249,777	267,825	260,157	259,417	261,062	(11,552)	(11,123)	(11,023)	(11,285)
Cash, central banks and credit institutions	37,393	47,865	46,589	54,444	37,568	48,060	46,845	54,576	(175)	(195)	(256)	(132)
Debt instruments	16,943	17,001	13,902	11,527	16,943	17,001	13,902	11,527	—	—	—	—
Other financial assets	1,098	1,470	1,772	712	1,103	1,475	1,776	712	(5)	(5)	(4)	—
Other asset accounts	11,301	9,560	9,135	8,177	12,276	10,543	10,106	9,173	(975)	(983)	(971)	(997)
Total assets	**323,008**	**324,930**	**319,793**	**324,637**	**335,715**	**337,235**	**332,046**	**337,050**	**(12,707)**	**(12,305)**	**(12,254)**	**(12,413)**
Customer deposits	215,044	224,233	224,356	231,921	216,059	225,223	225,347	232,923	(1,015)	(989)	(991)	(1,002)
Central banks and credit institutions	21,406	20,682	17,154	20,587	30,185	29,157	25,606	29,302	(8,779)	(8,475)	(8,452)	(8,715)
Marketable debt securities	62,356	58,360	56,707	51,151	64,066	59,928	58,188	52,562	(1,711)	(1,568)	(1,481)	(1,411)
Other financial liabilities	2,981	2,857	2,951	2,316	3,112	3,032	3,123	2,448	(132)	(175)	(172)	(133)
Other liabilities accounts	4,958	4,493	4,369	4,508	5,071	4,616	4,540	4,624	(113)	(123)	(171)	(116)
Total liabilities	**306,745**	**310,626**	**305,536**	**310,483**	**318,494**	**321,956**	**316,803**	**321,860**	**(11,749)**	**(11,330)**	**(11,267)**	**(11,377)**
Total equity	**16,263**	**14,304**	**14,257**	**14,154**	**17,220**	**15,279**	**15,243**	**15,189**	**(958)**	**(975)**	**(986)**	**(1,036)**
Memorandum items:												
Gross loans and advances to customers **	231,940	226,321	227,002	230,674	243,599	237,561	238,148	242,090	(11,658)	(11,239)	(11,146)	(11,416)
Customer funds	209,254	212,157	215,405	222,268	210,269	213,146	216,396	223,270	(1,015)	(989)	(991)	(1,002)
Customer deposits ***	202,408	204,761	207,987	214,329	203,423	205,750	208,978	215,332	(1,015)	(989)	(991)	(1,002)
Mutual funds	6,846	7,396	7,418	7,938	6,846	7,396	7,418	7,938	—	—	—	—

(*).- Includes exchange differences.

(**).- Excluding reverse repos.

(***).- Excluding repos.

Santander

13

Restricted-confidential

Portugal

EUR million

	NEW				PREVIOUS				DIFFERENCES			
	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20
Income statement												
Net interest income	202	197	193	195	202	197	193	195	—	—	—	—
Net fee income	101	90	94	103	101	90	94	103	—	—	—	—
Gains (losses) on financial transactions *	56	35	15	6	56	35	15	6	—	—	—	—
Other operating income	(9)	(5)	10	13	(9)	(5)	10	13	—	—	—	—
Total income	**350**	**317**	**312**	**317**	**350**	**317**	**312**	**317**	**—**	**—**	**—**	**—**
Administrative expenses and amortisations	(151)	(145)	(146)	(149)	(151)	(145)	(146)	(149)	—	—	—	—
Net operating income	**199**	**172**	**166**	**168**	**199**	**172**	**166**	**168**	**—**	**—**	**—**	**—**
Net loan-loss provisions	(80)	(24)	(47)	(42)	(80)	(24)	(47)	(42)	—	—	—	—
Other gains (losses) and provisions	(21)	(16)	1	7	(21)	(16)	1	7	—	—	—	—
Profit before tax	**98**	**132**	**120**	**133**	**98**	**132**	**120**	**133**	**—**	**—**	**—**	**—**
Tax on profit	(30)	(41)	(37)	(38)	(30)	(41)	(37)	(38)	—	—	—	—
Profit from continuing operations	**68**	**92**	**83**	**95**	**68**	**92**	**83**	**95**	**—**	**—**	**—**	**—**
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated profit	**68**	**92**	**83**	**95**	**68**	**92**	**83**	**95**	**—**	**—**	**—**	**—**
Non-controlling interests	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	—	—	—	—
Underlying attributable profit to the parent	**68**	**92**	**83**	**95**	**68**	**92**	**83**	**95**	**—**	**—**	**—**	**—**

	NEW				PREVIOUS				DIFFERENCES			
	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20
Balance sheet												
Loans and advances to customers	36,291	37,082	37,604	38,058	36,291	37,082	37,604	38,058	—	—	—	—
Cash, central banks and credit institutions	5,138	8,769	6,803	5,819	5,138	8,769	6,803	5,819	—	—	—	—
Debt instruments	11,346	11,782	11,673	11,569	11,346	11,782	11,673	11,569	—	—	—	—
Other financial assets	1,552	1,530	1,491	1,487	1,552	1,530	1,491	1,487	—	—	—	—
Other asset accounts	1,684	1,659	1,732	1,475	1,684	1,659	1,732	1,475	—	—	—	—
Total assets	**56,011**	**60,822**	**59,302**	**58,408**	**56,011**	**60,822**	**59,302**	**58,408**	**—**	**—**	**—**	**—**
Customer deposits	38,882	40,038	40,179	39,881	38,882	40,038	40,179	39,881	—	—	—	—
Central banks and credit institutions	7,974	11,584	9,734	9,974	7,974	11,584	9,734	9,974	—	—	—	—
Marketable debt securities	3,337	3,268	3,274	2,520	3,337	3,268	3,274	2,520	—	—	—	—
Other financial liabilities	301	256	265	249	301	256	265	249	—	—	—	—
Other liabilities accounts	1,666	1,784	1,820	1,643	1,666	1,784	1,820	1,643	—	—	—	—
Total liabilities	**52,160**	**56,930**	**55,272**	**54,267**	**52,160**	**56,930**	**55,272**	**54,267**	**—**	**—**	**—**	**—**
Total equity	**3,851**	**3,892**	**4,031**	**4,141**	**3,851**	**3,892**	**4,031**	**4,141**	**—**	**—**	**—**	**—**
Memorandum items:												
Gross loans and advances to customers **	37,286	38,097	38,646	39,054	37,286	38,097	38,646	39,054	—	—	—	—
Customer funds	41,583	42,922	43,160	43,133	41,583	42,922	43,160	43,133	—	—	—	—
Customer deposits ***	38,882	40,038	40,179	39,881	38,882	40,038	40,179	39,881	—	—	—	—
Mutual funds	2,700	2,884	2,982	3,252	2,700	2,884	2,982	3,252	—	—	—	—

(*).- Includes exchange differences.

(**).- Excluding reverse repos.

(***).- Excluding repos.

Santander

14

Restricted-confidential

Poland

EUR million

	NEW				PREVIOUS				DIFFERENCES			
	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20
Income statement												
Net interest income	296	251	246	243	296	251	246	243	–	–	–	–
Net fee income	116	104	112	120	116	104	112	120	–	–	–	–
Gains (losses) on financial transactions *	8	21	35	26	8	21	35	26	–	–	–	–
Other operating income	(56)	1	1	(1)	(56)	1	1	(1)	–	–	–	–
Total income	**365**	**377**	**394**	**388**	**365**	**377**	**394**	**388**	**–**	**–**	**–**	**–**
Administrative expenses and amortisations	(172)	(143)	(161)	(154)	(172)	(143)	(161)	(154)	–	–	–	–
Net operating income	**193**	**235**	**233**	**234**	**193**	**235**	**233**	**234**	**–**	**–**	**–**	**–**
Net loan-loss provisions	(95)	(89)	(65)	(81)	(95)	(89)	(65)	(81)	–	–	–	–
Other gains (losses) and provisions	(36)	(40)	(32)	(87)	(36)	(40)	(32)	(87)	–	–	–	–
Profit before tax	**62**	**105**	**136**	**66**	**62**	**105**	**136**	**66**	**–**	**–**	**–**	**–**
Tax on profit	(30)	(31)	(36)	(32)	(30)	(31)	(36)	(32)	–	–	–	–
Profit from continuing operations	**32**	**74**	**100**	**34**	**32**	**74**	**100**	**34**	**–**	**–**	**–**	**–**
Net profit from discontinued operations	–	–	–	–	–	–	–	–	–	–	–	–
Consolidated profit	**32**	**74**	**100**	**34**	**32**	**74**	**100**	**34**	**–**	**–**	**–**	**–**
Non-controlling interests	(10)	(23)	(32)	(13)	(10)	(23)	(32)	(13)	–	–	–	–
Underlying attributable profit to the parent	**23**	**51**	**68**	**20**	**23**	**51**	**68**	**20**	**–**	**–**	**–**	**–**

	NEW				PREVIOUS				DIFFERENCES			
	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20
Balance sheet												
Loans and advances to customers	29,194	29,186	28,217	28,025	29,194	29,186	28,217	28,025	–	–	–	–
Cash, central banks and credit institutions	3,547	3,004	1,956	2,539	3,547	3,004	1,956	2,539	–	–	–	–
Debt instruments	8,574	12,128	13,273	14,006	8,574	12,128	13,273	14,006	–	–	–	–
Other financial assets	741	511	537	980	741	511	537	980	–	–	–	–
Other asset accounts	1,334	1,367	1,397	1,341	1,334	1,367	1,397	1,341	–	–	–	–
Total assets	**43,391**	**46,197**	**45,381**	**46,890**	**43,391**	**46,197**	**45,381**	**46,890**	**–**	**–**	**–**	**–**
Customer deposits	31,687	34,317	33,952	34,868	31,687	34,317	33,952	34,868	–	–	–	–
Central banks and credit institutions	2,464	2,897	2,600	2,613	2,464	2,896	2,600	2,613	–	–	–	–
Marketable debt securities	2,360	2,056	1,958	2,110	2,360	2,056	1,958	2,110	–	–	–	–
Other financial liabilities	826	680	653	993	826	680	653	993	–	–	–	–
Other liabilities accounts	1,217	1,182	1,138	1,232	1,217	1,182	1,138	1,232	–	–	–	–
Total liabilities	**38,554**	**41,131**	**40,301**	**41,816**	**38,554**	**41,131**	**40,301**	**41,816**	**–**	**–**	**–**	**–**
Total equity	**4,837**	**5,065**	**5,079**	**5,074**	**4,837**	**5,065**	**5,079**	**5,074**	**–**	**–**	**–**	**–**
Memorandum items:												
Gross loans and advances to customers **	30,076	30,151	29,205	29,055	30,076	30,151	29,205	29,055	–	–	–	–
Customer funds	34,661	37,623	37,606	38,889	34,661	37,623	37,606	38,889	–	–	–	–
Customer deposits ***	31,673	34,303	33,952	34,865	31,673	34,303	33,952	34,865	–	–	–	–
Mutual funds	2,988	3,320	3,653	4,023	2,988	3,320	3,653	4,023	–	–	–	–

(*).- Includes exchange differences.

(**).- Excluding reverse repos.

(***).- Excluding repos.

Santander

15

Restricted-confidential

Other Europe

EUR million

	NEW				PREVIOUS				DIFFERENCES			
	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20
Income statement												
Net interest income	134	155	155	182	134	155	155	182	—	—	—	—
Net fee income	78	120	78	75	74	115	71	68	4	5	7	8
Gains (losses) on financial transactions *	(62)	(95)	72	(8)	(62)	(95)	72	(8)	—	—	—	—
Other operating income	57	72	37	40	55	72	38	41	2	(1)	(1)	—
Total income	**207**	**251**	**343**	**290**	**202**	**246**	**337**	**282**	**5**	**4**	**6**	**8**
Administrative expenses and amortisations	(222)	(223)	(226)	(238)	(216)	(217)	(214)	(217)	(6)	(6)	(12)	(21)
Net operating income	**(15)**	**28**	**116**	**52**	**(14)**	**29**	**123**	**65**	**—**	**(2)**	**(7)**	**(13)**
Net loan-loss provisions	(23)	(29)	5	(97)	(23)	(29)	5	(97)	—	—	—	—
Other gains (losses) and provisions	(4)	(9)	(4)	(12)	(4)	(7)	(4)	(12)	—	(2)	—	—
Profit before tax	**(42)**	**(10)**	**117**	**(58)**	**(41)**	**(7)**	**124**	**(45)**	**(1)**	**(4)**	**(7)**	**(14)**
Tax on profit	1	26	(36)	6	(1)	25	(38)	7	2	1	2	—
Profit from continuing operations	**(40)**	**15**	**81**	**(52)**	**(42)**	**18**	**86**	**(38)**	**2**	**(3)**	**(5)**	**(14)**
Net profit from discontinued operations	—	—	(0)	0	—	—	(0)	0	—	—	—	—
Consolidated profit	**(40)**	**15**	**81**	**(52)**	**(42)**	**18**	**86**	**(38)**	**2**	**(3)**	**(5)**	**(14)**
Non-controlling interests	0	(1)	(0)	1	0	(1)	(0)	1	—	—	—	—
Underlying attributable profit to the parent	**(40)**	**14**	**81**	**(51)**	**(42)**	**17**	**86**	**(37)**	**2**	**(3)**	**(5)**	**(14)**

	NEW				PREVIOUS				DIFFERENCES			
	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20
Balance sheet												
Loans and advances to customers	61,235	61,350	56,448	53,483	61,226	61,341	56,436	53,469	8	9	12	15
Cash, central banks and credit institutions	52,832	80,178	49,174	37,241	52,765	80,113	49,076	37,044	68	65	98	197
Debt instruments	18,091	20,467	22,435	22,516	18,088	20,463	22,432	22,513	3	3	3	4
Other financial assets	56,014	49,036	46,683	42,463	55,945	48,964	46,612	42,387	68	72	71	76
Other asset accounts	3,265	4,529	4,410	2,462	3,207	4,322	4,194	2,270	57	207	217	192
Total assets	**191,437**	**215,560**	**179,150**	**158,165**	**191,232**	**215,204**	**178,750**	**157,682**	**205**	**357**	**400**	**483**
Customer deposits	21,390	24,095	24,252	24,307	21,378	24,084	24,237	24,290	12	11	15	17
Central banks and credit institutions	108,799	131,688	99,759	85,535	108,792	131,676	99,731	85,484	7	12	27	50
Marketable debt securities	(185)	1,250	2,022	2,353	(185)	1,250	2,022	2,353	—	—	—	—
Other financial liabilities	57,851	53,810	48,513	41,732	57,827	53,790	48,495	41,710	24	20	18	23
Other liabilities accounts	237	666	670	294	219	650	656	263	18	16	14	31
Total liabilities	**188,093**	**211,510**	**175,215**	**154,221**	**188,033**	**211,451**	**175,142**	**154,099**	**61**	**59**	**74**	**122**
Total equity	**3,343**	**4,050**	**3,935**	**3,944**	**3,199**	**3,753**	**3,608**	**3,583**	**144**	**298**	**326**	**362**
Memorandum items:												
Gross loans and advances to customers **	46,667	44,435	41,659	43,818	46,658	44,427	41,647	43,803	8	9	12	15
Customer funds	25,597	28,529	29,195	30,786	25,585	28,518	29,180	30,768	12	11	15	17
Customer deposits ***	20,530	22,445	22,142	22,526	20,518	22,434	22,127	22,508	12	11	15	17
Mutual funds	5,067	6,084	7,053	8,260	5,067	6,084	7,053	8,260	—	—	—	—

(*).- Includes exchange differences.

(**).- Excluding reverse repos.

(***).- Excluding repos.

Santander

16

Restricted-confidential

NORTH AMERICA

EUR million

	NEW				PREVIOUS				DIFFERENCES			
	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20
Income statement												
Net interest income	2,261	2,079	2,076	2,055	2,261	2,079	2,075	2,055	—	—	—	—
Net fee income	464	405	413	402	461	400	406	394	4	5	7	8
Gains (losses) on financial transactions *	68	138	33	12	68	138	33	12	—	—	—	—
Other operating income	148	89	162	231	146	89	163	231	2	(1)	(1)	—
Total income	**2,941**	**2,711**	**2,683**	**2,699**	**2,936**	**2,706**	**2,678**	**2,691**	**5**	**4**	**6**	**8**
Administrative expenses and amortisations	(1,230)	(1,123)	(1,109)	(1,215)	(1,224)	(1,117)	(1,097)	(1,194)	(6)	(6)	(13)	(22)
Net operating income	**1,711**	**1,587**	**1,574**	**1,484**	**1,712**	**1,589**	**1,581**	**1,498**	**—**	**(2)**	**(7)**	**(14)**
Net loan-loss provisions	(1,246)	(1,123)	(775)	(773)	(1,246)	(1,123)	(775)	(773)	—	—	—	—
Other gains (losses) and provisions	(14)	(38)	(24)	(57)	(14)	(36)	(24)	(57)	—	(2)	—	—
Profit before tax	**452**	**427**	**774**	**654**	**452**	**430**	**781**	**668**	**(1)**	**(4)**	**(7)**	**(14)**
Tax on profit	(114)	(58)	(246)	(155)	(116)	(59)	(248)	(154)	2	1	2	—
Profit from continuing operations	**337**	**369**	**528**	**500**	**336**	**371**	**533**	**514**	**2**	**(3)**	**(5)**	**(15)**
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated profit	**337**	**369**	**528**	**500**	**336**	**371**	**533**	**514**	**2**	**(3)**	**(5)**	**(15)**
Non-controlling interests	(56)	(35)	(89)	(83)	(56)	(35)	(89)	(83)	—	—	—	—
Underlying attributable profit to the parent	**282**	**334**	**439**	**417**	**280**	**336**	**444**	**431**	**2**	**(3)**	**(5)**	**(15)**

	NEW				PREVIOUS				DIFFERENCES			
	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20
Balance sheet												
Loans and advances to customers	135,468	133,325	122,771	120,571	135,459	133,316	122,759	120,557	8	9	12	15
Cash, central banks and credit institutions	33,241	31,001	28,506	28,666	33,173	30,936	28,408	28,469	68	65	98	197
Debt instruments	30,265	37,368	36,724	38,402	30,262	37,365	36,721	38,399	3	3	3	4
Other financial assets	18,218	20,281	17,416	15,439	18,150	20,209	17,345	15,363	68	73	71	76
Other asset accounts	23,240	22,051	21,029	20,718	23,183	21,843	20,812	20,526	57	208	217	193
Total assets	**240,432**	**244,026**	**226,446**	**223,797**	**240,227**	**243,668**	**226,045**	**223,313**	**205**	**358**	**401**	**485**
Customer deposits	117,783	113,468	108,247	102,924	117,771	113,456	108,232	102,907	12	11	15	17
Central banks and credit institutions	30,965	35,505	29,682	38,017	30,958	35,493	29,654	37,966	7	12	27	51
Marketable debt securities	42,024	43,231	39,946	36,583	42,024	43,231	39,946	36,583	—	—	—	—
Other financial liabilities	19,578	21,417	18,586	16,182	19,555	21,397	18,569	16,159	24	20	18	23
Other liabilities accounts	6,670	6,594	6,390	6,029	6,652	6,578	6,376	5,997	18	16	14	31
Total liabilities	**217,021**	**220,214**	**202,851**	**199,735**	**216,960**	**220,155**	**202,777**	**199,613**	**61**	**59**	**74**	**122**
Total equity	**23,411**	**23,812**	**23,595**	**24,062**	**23,267**	**23,514**	**23,268**	**23,700**	**144**	**299**	**327**	**363**
Memorandum items:												
Gross loans and advances to customers **	131,922	131,163	122,647	120,665	131,913	131,154	122,634	120,650	8	9	12	15
Customer funds	119,997	124,818	117,312	117,548	119,985	124,807	117,297	117,530	12	11	15	17
Customer deposits ***	101,401	104,743	96,720	96,315	101,389	104,732	96,705	96,298	12	11	15	17
Mutual funds	18,596	20,075	20,592	21,233	18,596	20,075	20,592	21,233	—	—	—	—

(*).- Includes exchange differences.

(**).- Excluding reverse repos.

(***).- Excluding repos.

Santander

17

Restricted-confidential

United States

EUR million

	NEW				PREVIOUS				DIFFERENCES			
	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20
Income statement												
Net interest income	1,462	1,429	1,406	1,348	1,462	1,429	1,406	1,348	—	—	—	—
Net fee income	250	215	218	206	250	215	218	206	—	—	—	—
Gains (losses) on financial transactions *	46	50	12	10	46	50	12	10	—	—	—	—
Other operating income	170	108	194	237	170	108	194	237	—	—	—	—
Total income	**1,929**	**1,801**	**1,830**	**1,801**	**1,929**	**1,801**	**1,830**	**1,801**	**—**	**—**	**—**	**—**
Administrative expenses and amortisations	(809)	(776)	(722)	(772)	(809)	(776)	(722)	(772)	—	—	—	—
Net operating income	**1,120**	**1,024**	**1,108**	**1,029**	**1,120**	**1,024**	**1,108**	**1,029**	**—**	**—**	**—**	**—**
Net loan-loss provisions	(972)	(832)	(572)	(561)	(972)	(832)	(572)	(561)	—	—	—	—
Other gains (losses) and provisions	(6)	(30)	(20)	(37)	(6)	(30)	(20)	(37)	—	—	—	—
Profit before tax	**141**	**163**	**515**	**431**	**141**	**163**	**515**	**431**	**—**	**—**	**—**	**—**
Tax on profit	(42)	7	(182)	(101)	(42)	7	(182)	(101)	—	—	—	—
Profit from continuing operations	**99**	**170**	**333**	**330**	**99**	**170**	**333**	**330**	**—**	**—**	**—**	**—**
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated profit	**99**	**170**	**333**	**330**	**99**	**170**	**333**	**330**	**—**	**—**	**—**	**—**
Non-controlling interests	(38)	(20)	(74)	(69)	(38)	(20)	(74)	(69)	—	—	—	—
Underlying attributable profit to the parent	**60**	**151**	**259**	**260**	**60**	**151**	**259**	**260**	**—**	**—**	**—**	**—**

	NEW				PREVIOUS				DIFFERENCES			
	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20
Balance sheet												
Loans and advances to customers	104,561	102,743	93,850	90,992	104,561	102,743	93,850	90,992	—	—	—	—
Cash, central banks and credit institutions	19,765	19,221	16,680	16,614	19,765	19,221	16,680	16,614	—	—	—	—
Debt instruments	15,959	16,002	14,479	14,084	15,959	16,002	14,479	14,084	—	—	—	—
Other financial assets	7,249	6,476	4,988	4,381	7,249	6,476	4,988	4,381	—	—	—	—
Other asset accounts	19,897	18,749	17,762	17,003	19,897	18,749	17,762	17,003	—	—	—	—
Total assets	**167,431**	**163,192**	**147,760**	**143,074**	**167,431**	**163,192**	**147,760**	**143,074**	**—**	**—**	**—**	**—**
Customer deposits	83,705	77,938	73,316	67,450	83,705	77,938	73,316	67,450	—	—	—	—
Central banks and credit institutions	18,105	20,991	15,665	20,989	18,105	20,991	15,665	20,989	—	—	—	—
Marketable debt securities	36,086	35,927	32,558	29,737	36,086	35,927	32,558	29,737	—	—	—	—
Other financial liabilities	7,402	6,586	5,002	4,329	7,402	6,586	5,002	4,329	—	—	—	—
Other liabilities accounts	4,254	3,930	3,846	3,369	4,254	3,930	3,846	3,369	—	—	—	—
Total liabilities	**149,553**	**145,371**	**130,388**	**125,874**	**149,553**	**145,371**	**130,388**	**125,874**	**—**	**—**	**—**	**—**
Total equity	**17,878**	**17,821**	**17,373**	**17,200**	**17,878**	**17,821**	**17,373**	**17,200**	**—**	**—**	**—**	**—**
Memorandum items:												
Gross loans and advances to customers **	101,146	100,826	92,836	90,459	101,146	100,826	92,836	90,459	—	—	—	—
Customer funds	82,155	86,719	79,492	76,972	82,155	86,719	79,492	76,972	—	—	—	—
Customer deposits ***	72,884	76,213	68,962	66,385	72,884	76,213	68,962	66,385	—	—	—	—
Mutual funds	9,271	10,506	10,529	10,586	9,271	10,506	10,529	10,586	—	—	—	—

(*).- Includes exchange differences.

(**).- Excluding reverse repos.

(***).- Excluding repos.

Santander

18

Restricted-confidential

Mexico

EUR million

	NEW				PREVIOUS				DIFFERENCES			
	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20
Income statement												
Net interest income	798	650	669	707	798	650	669	707	—	—	—	—
Net fee income	211	185	189	188	211	185	189	188	—	—	—	—
Gains (losses) on financial transactions *	22	89	21	2	22	89	21	2	—	—	—	—
Other operating income	(24)	(18)	(31)	(6)	(24)	(18)	(31)	(6)	—	—	—	—
Total income	**1,007**	**905**	**848**	**891**	**1,007**	**905**	**848**	**891**	**—**	**—**	**—**	**—**
Administrative expenses and amortisations	(415)	(341)	(375)	(422)	(415)	(341)	(375)	(422)	—	—	—	—
Net operating income	**592**	**565**	**473**	**469**	**592**	**565**	**473**	**469**	**—**	**—**	**—**	**—**
Net loan-loss provisions	(273)	(291)	(203)	(212)	(273)	(291)	(203)	(212)	—	—	—	—
Other gains (losses) and provisions	(8)	(6)	(4)	(19)	(8)	(6)	(4)	(19)	—	—	—	—
Profit before tax	**311**	**267**	**266**	**238**	**311**	**267**	**266**	**238**	**—**	**—**	**—**	**—**
Tax on profit	(74)	(66)	(66)	(53)	(74)	(66)	(66)	(53)	—	—	—	—
Profit from continuing operations	**237**	**201**	**200**	**185**	**237**	**201**	**200**	**185**	**—**	**—**	**—**	**—**
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated profit	**237**	**201**	**200**	**185**	**237**	**201**	**200**	**185**	**—**	**—**	**—**	**—**
Non-controlling interests	(17)	(15)	(15)	(14)	(17)	(15)	(15)	(14)	—	—	—	—
Underlying attributable profit to the parent	**220**	**186**	**185**	**171**	**220**	**186**	**185**	**171**	**—**	**—**	**—**	**—**

	NEW				PREVIOUS				DIFFERENCES			
	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20
Balance sheet												
Loans and advances to customers	30,898	30,573	28,909	29,565	30,898	30,573	28,909	29,565	—	—	—	—
Cash, central banks and credit institutions	13,408	11,714	11,728	11,854	13,408	11,714	11,728	11,854	—	—	—	—
Debt instruments	14,303	21,363	22,241	24,315	14,303	21,363	22,241	24,315	—	—	—	—
Other financial assets	10,901	13,733	12,357	10,982	10,901	13,733	12,357	10,982	—	—	—	—
Other asset accounts	3,286	3,094	3,050	3,523	3,286	3,094	3,050	3,523	—	—	—	—
Total assets	**72,796**	**80,476**	**78,285**	**80,239**	**72,796**	**80,476**	**78,285**	**80,239**	**—**	**—**	**—**	**—**
Customer deposits	34,066	35,518	34,916	35,457	34,066	35,518	34,916	35,457	—	—	—	—
Central banks and credit institutions	12,853	14,502	13,989	16,977	12,853	14,502	13,989	16,977	—	—	—	—
Marketable debt securities	5,938	7,305	7,388	6,847	5,938	7,305	7,388	6,847	—	—	—	—
Other financial liabilities	12,152	14,811	13,567	11,830	12,152	14,811	13,567	11,830	—	—	—	—
Other liabilities accounts	2,398	2,648	2,530	2,628	2,398	2,648	2,530	2,628	—	—	—	—
Total liabilities	**67,407**	**74,784**	**72,390**	**73,739**	**67,407**	**74,784**	**72,390**	**73,739**	**—**	**—**	**—**	**—**
Total equity	**5,389**	**5,693**	**5,895**	**6,500**	**5,389**	**5,693**	**5,895**	**6,500**	**—**	**—**	**—**	**—**
Memorandum items:												
Gross loans and advances to customers **	30,768	30,329	29,798	30,191	30,768	30,329	29,798	30,191	—	—	—	—
Customer funds	37,830	38,088	37,806	40,558	37,830	38,088	37,806	40,558	—	—	—	—
Customer deposits ***	28,505	28,519	27,743	29,912	28,505	28,519	27,743	29,912	—	—	—	—
Mutual funds	9,325	9,570	10,063	10,646	9,325	9,570	10,063	10,646	—	—	—	—

(*).- Includes exchange differences.

(**).- Excluding reverse repos.

(***).- Excluding repos.

Santander

19

Restricted-confidential

Other North America

EUR million

	NEW				PREVIOUS				DIFFERENCES			
	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20
Income statement												
Net interest income	(0)	0	0	0					—	—	—	—
Net fee income	4	5	7	8					4	5	7	8
Gains (losses) on financial transactions *	(0)	(0)	(0)	(0)					—	—	—	—
Other operating income	2	(1)	(1)	(0)					2	(1)	(1)	—
Total income	**5**	**4**	**6**	**8**					**5**	**4**	**6**	**8**
Administrative expenses and amortisations	(6)	(6)	(13)	(22)					(6)	(6)	(13)	(22)
Net operating income	**(0)**	**(2)**	**(7)**	**(14)**					**—**	**(2)**	**(7)**	**(14)**
Net loan-loss provisions	(0)	(0)	(0)	(0)					—	—	—	—
Other gains (losses) and provisions	(0)	(2)	(0)	0					—	(2)	—	—
Profit before tax	**(1)**	**(4)**	**(7)**	**(14)**					**(1)**	**(4)**	**(7)**	**(14)**
Tax on profit	2	1	2	(0)					2	1	2	—
Profit from continuing operations	**2**	**(3)**	**(5)**	**(15)**					**2**	**(3)**	**(5)**	**(15)**
Net profit from discontinued operations	—	—	—	—					—	—	—	—
Consolidated profit	**2**	**(3)**	**(5)**	**(15)**					**2**	**(3)**	**(5)**	**(15)**
Non-controlling interests	0	0	0	0					—	—	—	—
Underlying attributable profit to the parent	2	(3)	(5)	(15)					2	(3)	(5)	(15)

	NEW				PREVIOUS				DIFFERENCES			
	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20
Balance sheet												
Loans and advances to customers	8	9	12	15					8	9	12	15
Cash, central banks and credit institutions	68	65	98	197					68	65	98	197
Debt instruments	3	3	3	4					3	3	3	4
Other financial assets	68	73	71	76					68	73	71	76
Other asset accounts	57	208	217	193					57	208	217	193
Total assets	205	358	401	485					205	358	401	485
Customer deposits	12	11	15	17					12	11	15	17
Central banks and credit institutions	7	12	27	51					7	12	27	51
Marketable debt securities	—	—	—	—					—	—	—	—
Other financial liabilities	24	20	18	23					24	20	18	23
Other liabilities accounts	18	16	14	31					18	16	14	31
Total liabilities	61	59	74	122					61	59	74	122
Total equity	144	299	327	363					144	299	327	363
Memorandum items:												
Gross loans and advances to customers **	8	9	12	15					8	9	12	15
Customer funds	12	11	15	17					12	11	15	17
Customer deposits ***	12	11	15	17					12	11	15	17
Mutual funds	—	—	—	—					—	—	—	—

(*).- Includes exchange differences.

(**).- Excluding reverse repos.

(***).- Excluding repos.

Santander

20

Restricted-confidential

SOUTH AMERICA

EUR million

	NEW				PREVIOUS				DIFFERENCES			
	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20
Income statement												
Net interest income	3,065	2,606	2,486	2,566	3,065	2,606	2,486	2,566	—	—	—	—
Net fee income	1,077	779	848	885	1,074	774	841	878	4	5	7	8
Gains (losses) on financial transactions *	68	363	177	158	68	363	177	158	—	—	—	—
Other operating income	(42)	(52)	(29)	(87)	(43)	(52)	(27)	(87)	2	(1)	(1)	—
Total income	**4,169**	**3,695**	**3,483**	**3,522**	**4,163**	**3,690**	**3,477**	**3,514**	**5**	**4**	**6**	**8**
Administrative expenses and amortisations	(1,492)	(1,281)	(1,250)	(1,335)	(1,486)	(1,275)	(1,238)	(1,314)	(6)	(6)	(12)	(21)
Net operating income	**2,677**	**2,414**	**2,233**	**2,187**	**2,677**	**2,416**	**2,240**	**2,201**	**—**	**(2)**	**(7)**	**(13)**
Net loan-loss provisions	(1,325)	(1,110)	(787)	(702)	(1,325)	(1,110)	(787)	(702)	—	—	—	—
Other gains (losses) and provisions	(142)	(54)	(71)	(54)	(142)	(52)	(70)	(54)	—	(2)	—	—
Profit before tax	**1,210**	**1,250**	**1,375**	**1,431**	**1,211**	**1,254**	**1,382**	**1,444**	**(1)**	**(4)**	**(7)**	**(14)**
Tax on profit	(414)	(470)	(544)	(495)	(416)	(470)	(546)	(495)	2	1	2	—
Profit from continuing operations	**796**	**781**	**832**	**935**	**795**	**783**	**837**	**949**	**2**	**(3)**	**(5)**	**(14)**
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated profit	**796**	**781**	**832**	**935**	**795**	**783**	**837**	**949**	**2**	**(3)**	**(5)**	**(14)**
Non-controlling interests	(96)	(98)	(101)	(141)	(96)	(98)	(101)	(141)	—	—	—	—
Underlying attributable profit to the parent	**700**	**682**	**731**	**794**	**698**	**685**	**736**	**808**	**2**	**(3)**	**(5)**	**(14)**

	NEW				PREVIOUS				DIFFERENCES			
	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20
Balance sheet												
Loans and advances to customers	112,873	111,004	109,061	113,745	112,865	110,995	109,049	113,731	8	9	12	15
Cash, central banks and credit institutions	45,955	44,557	40,808	43,154	45,888	44,492	40,710	42,957	68	65	98	197
Debt instruments	44,699	45,236	43,340	49,303	44,696	45,233	43,336	49,300	3	3	3	4
Other financial assets	19,328	20,749	16,973	17,342	19,260	20,676	16,902	17,266	68	72	71	76
Other asset accounts	17,194	16,804	15,946	15,201	17,137	16,596	15,730	15,009	57	207	217	192
Total assets	**240,049**	**238,349**	**226,128**	**238,746**	**239,844**	**237,993**	**225,728**	**238,263**	**205**	**357**	**400**	**483**
Customer deposits	106,444	112,598	110,475	111,808	106,432	112,587	110,459	111,791	12	11	15	17
Central banks and credit institutions	45,539	42,411	36,818	42,040	45,533	42,399	36,790	41,990	7	12	27	50
Marketable debt securities	26,951	23,973	20,728	21,280	26,951	23,973	20,728	21,280	—	—	—	—
Other financial liabilities	33,546	32,218	31,546	35,456	33,522	32,198	31,529	35,433	24	20	18	23
Other liabilities accounts	8,548	8,230	7,902	8,334	8,529	8,215	7,888	8,302	18	16	14	31
Total liabilities	**221,028**	**219,431**	**207,469**	**218,918**	**220,968**	**219,372**	**207,395**	**218,796**	**61**	**59**	**74**	**122**
Total equity	**19,021**	**18,919**	**18,659**	**19,828**	**18,877**	**18,621**	**18,333**	**19,466**	**144**	**298**	**326**	**362**
Memorandum items:												
Gross loans and advances to customers **	117,622	115,747	113,594	118,784	117,614	115,738	113,582	118,769	8	9	12	15
Customer funds	148,114	149,933	146,480	153,241	148,102	149,922	146,465	153,224	12	11	15	17
Customer deposits ***	95,946	101,976	99,513	103,319	95,933	101,965	99,498	103,302	12	11	15	17
Mutual funds	52,169	47,957	46,966	49,922	52,169	47,957	46,966	49,922	—	—	—	—

(*).- Includes exchange differences.

(**).- Excluding reverse repos.

(***).- Excluding repos.

Santander

21

Restricted-confidential

Brazil

EUR million

	NEW				PREVIOUS				DIFFERENCES			
	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20
Income statement												
Net interest income	2,270	1,813	1,756	1,786	2,270	1,813	1,756	1,786	—	—	—	—
Net fee income	869	614	664	677	869	614	664	677	—	—	—	—
Gains (losses) on financial transactions *	14	247	93	114	14	247	93	114	—	—	—	—
Other operating income	(17)	(23)	21	(32)	(17)	(23)	21	(32)	—	—	—	—
Total income	**3,137**	**2,651**	**2,534**	**2,544**	**3,137**	**2,651**	**2,534**	**2,544**	**—**	**—**	**—**	**—**
Administrative expenses and amortisations	(1,004)	(835)	(805)	(897)	(1,004)	(835)	(805)	(897)	—	—	—	—
Net operating income	**2,133**	**1,816**	**1,729**	**1,648**	**2,133**	**1,816**	**1,729**	**1,648**	**—**	**—**	**—**	**—**
Net loan-loss provisions	(1,066)	(843)	(569)	(540)	(1,066)	(843)	(569)	(540)	—	—	—	—
Other gains (losses) and provisions	(127)	(31)	(68)	(36)	(127)	(31)	(68)	(36)	—	—	—	—
Profit before tax	**940**	**942**	**1,092**	**1,072**	**940**	**942**	**1,092**	**1,072**	**—**	**—**	**—**	**—**
Tax on profit	(368)	(408)	(481)	(436)	(368)	(408)	(481)	(436)	—	—	—	—
Profit from continuing operations	**571**	**533**	**611**	**636**	**571**	**533**	**611**	**636**	**—**	**—**	**—**	**—**
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated profit	**571**	**533**	**611**	**636**	**571**	**533**	**611**	**636**	**—**	**—**	**—**	**—**
Non-controlling interests	(55)	(55)	(61)	(68)	(55)	(55)	(61)	(68)	—	—	—	—
Underlying attributable profit to the parent	**517**	**478**	**550**	**568**	**517**	**478**	**550**	**568**	**—**	**—**	**—**	**—**

	NEW				PREVIOUS				DIFFERENCES			
	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20
Balance sheet												
Loans and advances to customers	65,663	61,572	59,820	63,974	65,663	61,572	59,820	63,974	—	—	—	—
Cash, central banks and credit institutions	30,070	29,805	28,219	31,466	30,070	29,805	28,219	31,466	—	—	—	—
Debt instruments	37,932	35,652	33,312	37,655	37,932	35,652	33,312	37,655	—	—	—	—
Other financial assets	5,885	7,190	5,984	6,877	5,885	7,190	5,984	6,877	—	—	—	—
Other asset accounts	12,410	11,947	11,421	10,600	12,410	11,947	11,421	10,600	—	—	—	—
Total assets	**151,960**	**146,166**	**138,757**	**150,573**	**151,960**	**146,166**	**138,757**	**150,573**	**—**	**—**	**—**	**—**
Customer deposits	64,578	69,202	69,485	70,083	64,578	69,202	69,485	70,083	—	—	—	—
Central banks and credit institutions	32,812	26,379	20,064	26,350	32,811	26,379	20,064	26,350	—	—	—	—
Marketable debt securities	16,278	14,207	12,047	11,901	16,278	14,207	12,047	11,901	—	—	—	—
Other financial liabilities	19,126	17,968	19,416	23,536	19,126	17,968	19,416	23,536	—	—	—	—
Other liabilities accounts	6,654	6,282	6,004	6,157	6,654	6,282	6,004	6,157	—	—	—	—
Total liabilities	**139,448**	**134,037**	**127,017**	**138,026**	**139,448**	**134,037**	**127,017**	**138,026**	**—**	**—**	**—**	**—**
Total equity	**12,512**	**12,128**	**11,740**	**12,547**	**12,512**	**12,129**	**11,740**	**12,547**	**—**	**—**	**—**	**—**
Memorandum items:												
Gross loans and advances to customers **	69,041	64,859	62,926	67,424	69,041	64,859	62,926	67,424	—	—	—	—
Customer funds	98,212	97,585	95,586	100,351	98,212	97,585	95,586	100,351	—	—	—	—
Customer deposits ***	54,244	58,730	58,571	61,627	54,244	58,730	58,571	61,627	—	—	—	—
Mutual funds	43,969	38,856	37,015	38,725	43,969	38,856	37,015	38,725	—	—	—	—

(*).- Includes exchange differences.

(**).- Excluding reverse repos.

(***).- Excluding repos.

Santander

22

Restricted-confidential

Chile

EUR million

	NEW				PREVIOUS				DIFFERENCES			
	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20
Income statement												
Net interest income	448	425	420	494	448	425	420	494	—	—	—	—
Net fee income	92	74	74	94	92	74	74	94	—	—	—	—
Gains (losses) on financial transactions *	13	92	51	18	13	92	51	18	—	—	—	—
Other operating income	(1)	(6)	(12)	(12)	(1)	(6)	(12)	(12)	—	—	—	—
Total income	**553**	**584**	**532**	**594**	**553**	**584**	**532**	**594**	**—**	**—**	**—**	**—**
Administrative expenses and amortisations	(230)	(228)	(223)	(219)	(230)	(228)	(223)	(219)	—	—	—	—
Net operating income	**322**	**356**	**310**	**375**	**322**	**356**	**310**	**375**	**—**	**—**	**—**	**—**
Net loan-loss provisions	(163)	(183)	(154)	(94)	(163)	(183)	(154)	(94)	—	—	—	—
Other gains (losses) and provisions	1	(2)	13	4	1	(2)	13	4	—	—	—	—
Profit before tax	**160**	**171**	**169**	**285**	**160**	**171**	**169**	**285**	**—**	**—**	**—**	**—**
Tax on profit	(21)	(42)	(43)	(49)	(21)	(42)	(43)	(49)	—	—	—	—
Profit from continuing operations	**138**	**129**	**125**	**236**	**138**	**129**	**125**	**236**	**—**	**—**	**—**	**—**
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated profit	**138**	**129**	**125**	**236**	**138**	**129**	**125**	**236**	**—**	**—**	**—**	**—**
Non-controlling interests	(41)	(43)	(39)	(73)	(41)	(43)	(39)	(73)	—	—	—	—
Underlying attributable profit to the parent	97	86	86	163	97	86	86	163	—	—	—	—

	NEW				PREVIOUS				DIFFERENCES			
	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20
Balance sheet												
Loans and advances to customers	36,542	38,037	38,360	39,381	36,542	38,037	38,360	39,381	—	—	—	—
Cash, central banks and credit institutions	9,322	8,709	6,513	5,836	9,322	8,709	6,513	5,836	—	—	—	—
Debt instruments	3,850	5,958	6,615	8,365	3,850	5,958	6,615	8,365	—	—	—	—
Other financial assets	13,176	13,306	10,747	10,221	13,176	13,306	10,747	10,221	—	—	—	—
Other asset accounts	3,429	3,311	3,029	3,076	3,429	3,311	3,029	3,076	—	—	—	—
Total assets	**66,319**	**69,321**	**65,265**	**66,880**	**66,319**	**69,321**	**65,265**	**66,880**	**—**	**—**	**—**	**—**
Customer deposits	27,205	28,534	26,835	28,362	27,205	28,534	26,835	28,362	—	—	—	—
Central banks and credit institutions	9,217	11,822	12,525	11,611	9,217	11,822	12,525	11,611	—	—	—	—
Marketable debt securities	10,475	9,593	8,553	9,247	10,475	9,593	8,553	9,247	—	—	—	—
Other financial liabilities	13,661	13,501	11,427	11,162	13,661	13,501	11,427	11,162	—	—	—	—
Other liabilities accounts	1,202	1,276	1,258	1,519	1,202	1,276	1,258	1,519	—	—	—	—
Total liabilities	**61,760**	**64,727**	**60,597**	**61,902**	**61,760**	**64,727**	**60,597**	**61,902**	**—**	**—**	**—**	**—**
Total equity	**4,559**	**4,594**	**4,668**	**4,978**	**4,559**	**4,594**	**4,668**	**4,978**	**—**	**—**	**—**	**—**
Memorandum items:												
Gross loans and advances to customers **	37,550	39,115	39,413	40,593	37,550	39,115	39,413	40,593	—	—	—	—
Customer funds	33,939	35,913	34,886	37,873	33,939	35,913	34,886	37,873	—	—	—	—
Customer deposits ***	27,041	28,385	26,788	28,330	27,041	28,385	26,788	28,330	—	—	—	—
Mutual funds	6,898	7,528	8,098	9,543	6,898	7,528	8,098	9,543	—	—	—	—

(*).- Includes exchange differences.

(**).- Excluding reverse repos.

(***).- Excluding repos.

Santander

23

Restricted-confidential

Argentina

EUR million

	NEW				PREVIOUS				DIFFERENCES			
	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20
Income statement												
Net interest income	241	261	218	192	241	261	218	192	—	—	—	—
Net fee income	76	56	70	71	76	56	70	71	—	—	—	—
Gains (losses) on financial transactions *	23	10	18	11	23	10	18	11	—	—	—	—
Other operating income	(22)	(17)	(32)	(48)	(22)	(17)	(32)	(48)	—	—	—	—
Total income	**318**	**310**	**274**	**226**	**318**	**310**	**274**	**226**	—	—	—	—
Administrative expenses and amortisations	(186)	(153)	(152)	(141)	(186)	(153)	(152)	(141)	—	—	—	—
Net operating income	**132**	**157**	**122**	**85**	**132**	**157**	**122**	**85**	—	—	—	—
Net loan-loss provisions	(75)	(57)	(46)	(48)	(75)	(57)	(46)	(48)	—	—	—	—
Other gains (losses) and provisions	(14)	(18)	(17)	(22)	(14)	(18)	(17)	(22)	—	—	—	—
Profit before tax	**44**	**82**	**59**	**15**	**44**	**82**	**59**	**15**	—	—	—	—
Tax on profit	(9)	(7)	(7)	3	(9)	(7)	(7)	3	—	—	—	—
Profit from continuing operations	**34**	**75**	**52**	**18**	**34**	**75**	**52**	**18**	—	—	—	—
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated profit	**34**	**75**	**52**	**18**	**34**	**75**	**52**	**18**	—	—	—	—
Non-controlling interests	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	—	—	—	—
Underlying attributable profit to the parent	**34**	**75**	**52**	**18**	**34**	**75**	**52**	**18**	—	—	—	—

	NEW				PREVIOUS				DIFFERENCES			
	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20
Balance sheet												
Loans and advances to customers	4,485	4,721	4,502	4,151	4,485	4,721	4,502	4,151	—	—	—	—
Cash, central banks and credit institutions	3,395	2,986	3,082	3,048	3,395	2,986	3,082	3,048	—	—	—	—
Debt instruments	2,226	2,659	2,111	1,897	2,226	2,659	2,111	1,897	—	—	—	—
Other financial assets	77	68	64	59	77	68	64	59	—	—	—	—
Other asset accounts	824	840	826	832	824	840	826	832	—	—	—	—
Total assets	**11,006**	**11,275**	**10,584**	**9,988**	**11,006**	**11,275**	**10,584**	**9,988**	—	—	—	—
Customer deposits	8,305	8,134	7,605	7,179	8,305	8,134	7,605	7,179	—	—	—	—
Central banks and credit institutions	675	1,043	982	840	675	1,043	982	840	—	—	—	—
Marketable debt securities	87	76	23	20	87	76	23	20	—	—	—	—
Other financial liabilities	631	651	614	657	631	651	614	657	—	—	—	—
Other liabilities accounts	388	365	376	359	388	365	376	359	—	—	—	—
Total liabilities	**10,086**	**10,269**	**9,600**	**9,056**	**10,086**	**10,269**	**9,600**	**9,056**	—	—	—	—
Total equity	**920**	**1,006**	**984**	**931**	**920**	**1,006**	**984**	**931**	—	—	—	—
Memorandum items:												
Gross loans and advances to customers **	4,724	4,970	4,746	4,395	4,724	4,970	4,746	4,395	—	—	—	—
Customer funds	9,569	9,669	9,421	8,795	9,569	9,669	9,421	8,795	—	—	—	—
Customer deposits ***	8,305	8,134	7,605	7,179	8,305	8,134	7,605	7,179	—	—	—	—
Mutual funds	1,264	1,535	1,816	1,616	1,264	1,535	1,816	1,616	—	—	—	—

(*).- Includes exchange differences.

(**).- Excluding reverse repos.

(***).- Excluding repos.

Santander

24

Restricted-confidential

Other South America

EUR million

	NEW				PREVIOUS				DIFFERENCES			
	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20
Income statement												
Net interest income	106	107	91	94	106	107	91	94	—	—	—	—
Net fee income	40	34	40	43	37	29	33	35	4	5	7	8
Gains (losses) on financial transactions *	18	14	16	14	18	15	16	15	—	—	—	—
Other operating income	(2)	(6)	(5)	5	(4)	(5)	(3)	5	2	(1)	(1)	—
Total income	**162**	**149**	**143**	**157**	**157**	**145**	**137**	**149**	**5**	**4**	**6**	**8**
Administrative expenses and amortisations	(72)	(65)	(70)	(78)	(66)	(59)	(57)	(57)	(6)	(6)	(12)	(21)
Net operating income	**90**	**85**	**73**	**79**	**91**	**86**	**80**	**93**	**—**	**(2)**	**(7)**	**(13)**
Net loan-loss provisions	(21)	(27)	(19)	(20)	(21)	(27)	(19)	(19)	—	—	—	—
Other gains (losses) and provisions	(2)	(2)	1	(0)	(2)	(1)	1	(0)	—	(2)	—	—
Profit before tax	**67**	**55**	**55**	**59**	**68**	**59**	**62**	**73**	**(1)**	**(4)**	**(7)**	**(14)**
Tax on profit	(15)	(12)	(13)	(14)	(17)	(13)	(15)	(14)	2	1	2	—
Profit from continuing operations	**52**	**43**	**43**	**45**	**51**	**46**	**48**	**59**	**2**	**(3)**	**(5)**	**(14)**
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated profit	**52**	**43**	**43**	**45**	**51**	**46**	**48**	**59**	**2**	**(3)**	**(5)**	**(14)**
Non-controlling interests	0	0	0	0	0	0	0	0	—	—	—	—
Underlying attributable profit to the parent	**52**	**43**	**43**	**45**	**51**	**46**	**48**	**59**	**2**	**(3)**	**(5)**	**(14)**

	NEW				PREVIOUS				DIFFERENCES			
	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20
Balance sheet												
Loans and advances to customers	6,183	6,674	6,380	6,239	6,175	6,666	6,368	6,224	8	9	12	15
Cash, central banks and credit institutions	3,169	3,056	2,993	2,803	3,101	2,991	2,895	2,607	68	65	98	197
Debt instruments	691	967	1,301	1,386	688	964	1,298	1,382	3	3	3	4
Other financial assets	190	185	177	185	122	112	107	109	68	72	71	76
Other asset accounts	531	706	670	692	474	499	454	500	57	207	217	192
Total assets	**10,764**	**11,588**	**11,522**	**11,306**	**10,560**	**11,231**	**11,122**	**10,822**	**205**	**357**	**400**	**483**
Customer deposits	6,356	6,727	6,550	6,184	6,344	6,716	6,534	6,167	12	11	15	17
Central banks and credit institutions	2,835	3,167	3,247	3,239	2,829	3,156	3,220	3,188	7	12	27	50
Marketable debt securities	112	97	105	112	112	97	105	112	—	—	—	—
Other financial liabilities	127	98	89	101	104	78	71	78	24	20	18	23
Other liabilities accounts	304	308	264	298	286	292	250	267	18	16	14	31
Total liabilities	**9,735**	**10,398**	**10,255**	**9,934**	**9,674**	**10,339**	**10,181**	**9,812**	**61**	**59**	**74**	**122**
Total equity	**1,030**	**1,190**	**1,267**	**1,372**	**886**	**892**	**941**	**1,010**	**144**	**298**	**326**	**362**
Memorandum items:												
Gross loans and advances to customers **	6,308	6,803	6,510	6,373	6,299	6,794	6,497	6,358	8	9	12	15
Customer funds	6,394	6,765	6,587	6,222	6,382	6,754	6,572	6,205	12	11	15	17
Customer deposits ***	6,356	6,727	6,550	6,184	6,344	6,716	6,534	6,167	12	11	15	17
Mutual funds	38	38	37	38	38	38	37	38	—	—	—	—

(*).- Includes exchange differences.

(**).- Excluding reverse repos.

(***).- Excluding repos.

Santander

25

Restricted-confidential

DIGITAL CONSUMER BANK

EUR million

	NEW				PREVIOUS)				DIFFERENCES			
	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20
Income statement												
Net interest income	1,088	1,054	1,048	1,073					1,088	1,054	1,048	1,073
Net fee income	192	163	211	205					192	163	211	205
Gains (losses) on financial transactions *	(12)	3	8	17					(12)	3	8	17
Other operating income	23	(6)	42	57					23	(6)	42	57
Total income	**1,291**	**1,214**	**1,309**	**1,352**					**1,291**	**1,214**	**1,309**	**1,352**
Administrative expenses and amortisations	(596)	(552)	(585)	(596)					(596)	(552)	(585)	(596)
Net operating income	**695**	**662**	**724**	**756**					**695**	**662**	**724**	**756**
Net loan-loss provisions	(331)	(200)	(222)	(204)					(331)	(200)	(222)	(204)
Other gains (losses) and provisions	40	23	(20)	6					40	23	(20)	6
Profit before tax	**404**	**485**	**482**	**558**					**404**	**485**	**482**	**558**
Tax on profit	(107)	(129)	(125)	(133)					(107)	(129)	(125)	(133)
Profit from continuing operations	**297**	**356**	**357**	**424**					**297**	**356**	**357**	**424**
Net profit from discontinued operations	—	—	0	(0)					—	—	—	—
Consolidated profit	**297**	**356**	**357**	**424**					**297**	**356**	**357**	**424**
Non-controlling interests	(63)	(83)	(76)	(79)					(63)	(83)	(76)	(79)
Underlying attributable profit to the parent	**234**	**273**	**281**	**345**					**234**	**273**	**281**	**345**

	NEW				PREVIOUS)				DIFFERENCES			
	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20
Balance sheet												
Loans and advances to customers	112,162	111,187	110,498	113,257					112,162	111,187	110,498	113,257
Cash, central banks and credit institutions	21,581	19,568	20,533	21,754					21,581	19,568	20,533	21,754
Debt instruments	2,710	4,565	5,559	5,660					2,710	4,565	5,559	5,660
Other financial assets	45	36	33	30					45	36	33	30
Other asset accounts	5,107	5,243	6,400	6,149					5,107	5,243	6,400	6,149
Total assets	**141,605**	**140,599**	**143,023**	**146,851**					**141,605**	**140,599**	**143,023**	**146,851**
Customer deposits	48,772	49,260	49,996	51,399					48,772	49,260	49,996	51,399
Central banks and credit institutions	37,155	37,704	39,151	41,567					37,155	37,704	39,151	41,567
Marketable debt securities	38,642	36,259	35,914	35,965					38,642	36,259	35,914	35,965
Other financial liabilities	1,275	1,675	1,655	1,370					1,275	1,675	1,655	1,370
Other liabilities accounts	3,633	3,789	4,088	3,940					3,633	3,789	4,088	3,940
Total liabilities	**129,478**	**128,687**	**130,803**	**134,241**					**129,478**	**128,687**	**130,803**	**134,241**
Total equity	**12,128**	**11,912**	**12,220**	**12,610**					**12,128**	**11,912**	**12,220**	**12,610**
Memorandum items:												
Gross loans and advances to customers **	114,970	114,006	113,335	116,083					114,970	114,006	113,335	116,083
Customer funds	49,226	49,797	50,566	52,058					49,226	49,797	50,566	52,058
Customer deposits ***	48,772	49,260	49,996	51,399					48,772	49,260	49,996	51,399
Mutual funds	453	536	570	658					453	536	570	658

(*).- Includes exchange differences.

(**).- Excluding reverse repos.

(***).- Excluding repos.

Santander

26

Restricted-confidential

SANTANDER GLOBAL PLATFORM (primary segment)

EUR million

	NEW				PREVIOUS)				DIFFERENCES			
	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20
Income statement												
Net interest income					31	32	33	33	(31)	(32)	(33)	(33)
Net fee income					13	18	24	26	(13)	(18)	(24)	(26)
Gains (losses) on financial transactions *					0	(0)	(0)	(0)	—	—	—	—
Other operating income					1	(6)	(9)	(4)	(1)	6	9	4
Total income					**45**	**44**	**48**	**55**	**(45)**	**(44)**	**(48)**	**(55)**
Administrative expenses and amortizations					(71)	(77)	(114)	(119)	71	77	114	119
Net operating income					**(26)**	**(33)**	**(66)**	**(65)**	**26**	**33**	**66**	**65**
Net loan-loss provisions					(0)	(1)	(1)	(1)	—	1	1	1
Other gains (losses) and provisions					(1)	(6)	(1)	(3)	1	6	1	3
Profit before tax					**(27)**	**(40)**	**(68)**	**(68)**	**27**	**40**	**68**	**68**
Tax on profit					14	11	20	7	(14)	(11)	(20)	(7)
Profit from continuing operations					**(13)**	**(28)**	**(48)**	**(62)**	**13**	**28**	**48**	**62**
Net profit from discontinued operations					—	—	—	—	—	—	—	—
Consolidated profit					**(13)**	**(28)**	**(48)**	**(62)**	**13**	**28**	**48**	**62**
Non-controlling interests					0	0	1	0	—	—	(1)	—
Underlying attributable profit to the parent					**(13)**	**(28)**	**(48)**	**(62)**	**13**	**28**	**48**	**62**

	NEW				PREVIOUS)				DIFFERENCES			
	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20
Balance sheet												
Loans and advances to customers					791	834	907	973	(791)	(834)	(907)	(973)
Cash, central banks and credit institutions					9,423	9,737	10,008	10,917	(9,423)	(9,737)	(10,008)	(10,917)
Debt instruments					10	10	10	14	(10)	(10)	(10)	(14)
Other financial assets					205	218	213	230	(205)	(218)	(213)	(230)
Other asset accounts					318	766	812	769	(318)	(766)	(812)	(769)
Total assets					**10,747**	**11,566**	**11,949**	**12,901**	**(10,747)**	**(11,566)**	**(11,949)**	**(12,901)**
Customer deposits					9,674	9,998	10,290	10,961	(9,674)	(9,998)	(10,290)	(10,961)
Central banks and credit institutions					144	171	212	274	(144)	(171)	(212)	(274)
Marketable debt securities					—	—	—	—	—	—	—	—
Other financial liabilities					134	149	122	130	(134)	(149)	(122)	(130)
Other liabilities accounts					98	103	112	156	(98)	(103)	(112)	(156)
Total liabilities					**10,051**	**10,420**	**10,736**	**11,521**	**(10,051)**	**(10,420)**	**(10,736)**	**(11,521)**
Total equity					**696**	**1,146**	**1,212**	**1,381**	**(696)**	**(1,146)**	**(1,212)**	**(1,381)**
Memorandum items:												
Gross loans and advances to customers **					794	838	911	979	(794)	(838)	(911)	(979)
Customer funds					10,127	10,534	10,860	11,619	(10,127)	(10,534)	(10,860)	(11,619)
Customer deposits ***					9,674	9,998	10,290	10,961	(9,674)	(9,998)	(10,290)	(10,961)
Mutual funds					453	536	570	658	(453)	(536)	(570)	(658)

(*).- Includes exchange differences.

(**).- Excluding reverse repos.

(***).- Excluding repos.

Santander

27

Restricted-confidential

CORPORATE CENTRE

EUR million

	NEW				PREVIOUS				DIFFERENCES			
	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20
Income statement												
Net interest income	(304)	(354)	(371)	(345)	(304)	(354)	(371)	(345)	—	—	—	—
Net fee income	(9)	(6)	(11)	(3)	(9)	(6)	(11)	(3)	—	—	—	—
Gains (losses) on financial transactions *	14	64	104	104	14	64	104	104	—	—	—	—
Other operating income	(5)	(18)	6	(8)	(5)	(18)	6	(8)	—	—	—	—
Total income	**(304)**	**(313)**	**(271)**	**(252)**	**(304)**	**(313)**	**(271)**	**(252)**	**—**	**—**	**—**	**—**
Administrative expenses and amortisations	(85)	(82)	(82)	(80)	(85)	(82)	(82)	(80)	—	—	—	—
Net operating income	**(389)**	**(395)**	**(353)**	**(333)**	**(389)**	**(395)**	**(353)**	**(333)**	**—**	**—**	**—**	**—**
Net loan-loss provisions	(3)	(8)	(16)	(4)	(3)	(8)	(16)	(4)	—	—	—	—
Other gains (losses) and provisions	(20)	(370)	(12)	(9)	(20)	(370)	(12)	(9)	—	—	—	—
Profit before tax	**(413)**	**(773)**	**(381)**	**(345)**	**(413)**	**(773)**	**(381)**	**(345)**	**—**	**—**	**—**	**—**
Tax on profit	(524)	585	52	(44)	(524)	585	52	(44)	—	—	—	—
Profit from continuing operations	**(937)**	**(188)**	**(330)**	**(389)**	**(937)**	**(188)**	**(330)**	**(389)**	**—**	**—**	**—**	**—**
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated profit	**(937)**	**(188)**	**(330)**	**(389)**	**(937)**	**(188)**	**(330)**	**(389)**	**—**	**—**	**—**	**—**
Non-controlling interests	(94)	94	(0)	0	(94)	94	(0)	0	—	—	—	—
Underlying attributable profit to the parent	**(1,031)**	**(94)**	**(330)**	**(389)**	**(1,031)**	**(94)**	**(330)**	**(389)**	**—**	**—**	**—**	**—**

	NEW				PREVIOUS				DIFFERENCES			
	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20	Mar-20	Jun-20	Sep-20	Dic-20
Balance sheet												
Loans and advances to customers	5,989	5,205	4,827	5,044	5,989	5,205	4,827	5,044	—	—	—	—
Cash, central banks and credit institutions	46,314	48,530	63,947	61,173	46,314	48,530	63,947	61,173	—	—	—	—
Debt instruments	1,292	1,340	2,100	1,918	1,292	1,340	2,100	1,918	—	—	—	—
Other financial assets	3,745	2,058	2,067	1,645	3,745	2,058	2,067	1,645	—	—	—	—
Other asset accounts	131,526	115,303	114,295	112,807	131,526	115,303	114,295	112,807	—	—	—	—
Total assets	**188,866**	**172,436**	**187,236**	**182,587**	**188,866**	**172,436**	**187,236**	**182,587**	**—**	**—**	**—**	**—**
Customer deposits	740	770	1,074	825	740	770	1,074	825	—	—	—	—
Central banks and credit institutions	27,484	19,119	42,654	38,554	27,484	19,119	42,654	38,555	—	—	—	—
Marketable debt securities	56,906	63,010	57,866	57,240	56,906	63,010	57,866	57,240	—	—	—	—
Other financial liabilities	803	1,901	1,143	493	803	1,901	1,143	493	—	—	—	—
Other liabilities accounts	8,917	8,225	7,645	9,443	8,917	8,225	7,645	9,443	—	—	—	—
Total liabilities	**94,849**	**93,024**	**110,382**	**106,556**	**94,849**	**93,024**	**110,382**	**106,556**	**—**	**—**	**—**	**—**
Total equity	**94,017**	**79,412**	**76,854**	**76,031**	**94,017**	**79,412**	**76,854**	**76,031**	**—**	**—**	**—**	**—**
Memorandum items:												
Gross loans and advances to customers **	6,135	5,367	5,008	5,224	6,135	5,367	5,008	5,224	—	—	—	—
Customer funds	751	786	1,089	837	751	786	1,089	837	—	—	—	—
Customer deposits ***	740	770	1,074	825	740	770	1,074	825	—	—	—	—
Mutual funds	11	17	15	12	11	17	15	12	—	—	—	—

(*).- Includes exchange differences.

(**).- Excluding reverse repos.

(***).- Excluding repos.

Santander

28

Restricted-confidential â– Secondary segments 29

Restricted-confidential

RETAIL BANKING

EUR million

	NEW				PREVIOUS				DIFFERENCES			
	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20
Income statement												
Net interest income	8,004	7,272	7,280	7,500	7,885	7,141	7,148	7,371	120	131	133	128
Net fee income	2,058	1,536	1,707	1,685	2,024	1,495	1,671	1,661	34	42	36	24
Gains (losses) on financial transactions *	100	442	336	255	50	403	294	215	50	40	41	40
Other operating income	9	(179)	108	(90)	13	(179)	113	(88)	(5)	(1)	(4)	(2)
Total income	**10,171**	**9,071**	**9,431**	**9,349**	**9,972**	**8,859**	**9,226**	**9,159**	**199**	**212**	**205**	**190**
Administrative expenses and amortisations	(4,632)	(4,191)	(4,183)	(4,280)	(4,526)	(4,084)	(4,058)	(4,179)	(106)	(107)	(125)	(101)
Net operating income	**5,538**	**4,880**	**5,248**	**5,069**	**5,445**	**4,775**	**5,168**	**4,980**	**93**	**105**	**81**	**89**
Net loan-loss provisions	(3,890)	(2,862)	(2,465)	(2,415)	(3,889)	(2,846)	(2,463)	(2,410)	(1)	(16)	(2)	(5)
Other gains (losses) and provisions	(343)	(219)	(267)	(409)	(338)	(218)	(267)	(407)	(5)	(1)	(1)	(1)
Profit before tax	**1,306**	**1,799**	**2,516**	**2,246**	**1,218**	**1,711**	**2,438**	**2,163**	**87**	**88**	**78**	**83**
Tax on profit	(433)	(557)	(883)	(652)	(416)	(536)	(867)	(632)	(17)	(21)	(15)	(20)
Profit from continuing operations	**873**	**1,242**	**1,633**	**1,594**	**802**	**1,175**	**1,571**	**1,531**	**71**	**67**	**62**	**64**
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated profit	**873**	**1,242**	**1,633**	**1,594**	**802**	**1,175**	**1,571**	**1,531**	**71**	**67**	**62**	**64**
Non-controlling interests	(180)	(202)	(258)	(281)	(168)	(193)	(249)	(273)	(12)	(9)	(10)	(9)
Underlying attributable profit to the parent	**693**	**1,040**	**1,375**	**1,313**	**634**	**982**	**1,322**	**1,258**	**59**	**58**	**53**	**55**

(*).- Includes exchange differences.

Santander

30

Restricted-confidential

CORPORATE & INVESTMENT BANKING

EUR million

	NEW				PREVIOUS				DIFFERENCES			
	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20
Income statement												
Net interest income	677	705	771	765	671	713	788	781	6	(9)	(17)	(16)
Net fee income	402	405	360	375	404	406	361	379	(2)	(1)	(2)	(3)
Gains (losses) on financial transactions *	156	254	199	62	165	259	204	62	(9)	(5)	(5)	(1)
Other operating income	61	46	44	51	60	48	44	51	1	(2)	—	—
Total income	**1,297**	**1,410**	**1,373**	**1,253**	**1,300**	**1,426**	**1,397**	**1,274**	**(4)**	**(16)**	**(24)**	**(21)**
Administrative expenses and amortisations	(528)	(499)	(488)	(523)	(536)	(507)	(496)	(530)	8	8	8	6
Net operating income	**769**	**910**	**885**	**730**	**764**	**919**	**901**	**744**	**5**	**(8)**	**(16)**	**(14)**
Net loan-loss provisions	(6)	(239)	(40)	(185)	(4)	(245)	(41)	(176)	(1)	6	2	(9)
Other gains (losses) and provisions	(15)	(28)	(20)	(72)	(15)	(28)	(20)	(72)	—	—	—	—
Profit before tax	**748**	**644**	**825**	**472**	**745**	**646**	**839**	**496**	**3**	**(3)**	**(14)**	**(23)**
Tax on profit	(220)	(179)	(240)	(134)	(218)	(179)	(242)	(143)	(1)	—	2	9
Profit from continuing operations	**528**	**465**	**585**	**339**	**527**	**467**	**597**	**353**	**2**	**(2)**	**(12)**	**(14)**
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated profit	**528**	**465**	**585**	**339**	**527**	**467**	**597**	**353**	**2**	**(2)**	**(12)**	**(14)**
Non-controlling interests	(34)	(30)	(31)	(23)	(36)	(30)	(32)	(23)	2	(1)	1	—
Underlying attributable profit to the parent	**494**	**434**	**554**	**316**	**491**	**437**	**565**	**330**	**4**	**(3)**	**(11)**	**(14)**

(*).- Includes exchange differences.

Santander 31

Restricted-confidential

WEALTH MANAGEMENT & INSURANCE

EUR million

	NEW				PREVIOUS				DIFFERENCES			
	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20	Q1'20	Q2'20	Q3'20	Q4'20
Income statement												
Net interest income	109	93	92	100	132	104	104	113	(23)	(11)	(12)	(13)
Net fee income	308	269	279	296	320	279	290	306	(11)	(10)	(10)	(10)
Gains (losses) on financial transactions *	20	22	16	43	21	22	17	43	(1)	—	(1)	—
Other operating income	113	78	86	106	113	78	86	106	—	—	—	—
Total income	**550**	**462**	**474**	**545**	**586**	**482**	**498**	**568**	**(36)**	**(21)**	**(24)**	**(23)**
Administrative expenses and amortisations	(237)	(212)	(207)	(216)	(244)	(220)	(215)	(227)	7	8	7	12
Net operating income	**313**	**250**	**266**	**329**	**342**	**263**	**283**	**341**	**(29)**	**(13)**	**(16)**	**(12)**
Net loan-loss provisions	(6)	(6)	(11)	(5)	(7)	(5)	(10)	(6)	—	—	(1)	1
Other gains (losses) and provisions	(1)	(2)	(3)	7	(1)	(3)	(4)	7	1	—	1	—
Profit before tax	**307**	**242**	**252**	**331**	**334**	**255**	**269**	**342**	**(28)**	**(13)**	**(17)**	**(10)**
Tax on profit	(74)	(56)	(60)	(82)	(82)	(59)	(65)	(84)	8	4	5	2
Profit from continuing operations	**232**	**186**	**193**	**249**	**252**	**195**	**204**	**257**	**(20)**	**(9)**	**(12)**	**(8)**
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated profit	**232**	**186**	**193**	**249**	**252**	**195**	**204**	**257**	**(20)**	**(9)**	**(12)**	**(8)**
Non-controlling interests	(11)	(8)	(9)	(11)	(11)	(9)	(9)	(11)	1	1	1	1
Underlying attributable profit to the parent	**222**	**179**	**184**	**238**	**240**	**186**	**195**	**246**	**(19)**	**(8)**	**(11)**	**(7)**

(*).- Includes exchange differences.

Santander 32

PAGONxt EUR million NEW PREVIOUS DIFFERENCES Q1’20 Q2’20 Q3’20 Q4’20 Q1’20 Q2’20 Q3’20 Q4’20 Q1’20 Q2’20 Q3’20 Q4’20 Income statement Net interest income 0 (1) 0 (0) (1) Net fee income 94 78 88 103 94 78 88 103 Gains (losses) on financial transactions * 3 (1) (3) (1) 3 (1) (3) (1) Other operating income 5 (2) (5) (1) 5 (2) (5) (1) Total income 101 75 81 100 101 75 81 100 Administrative expenses and amortisations (95) (92) (113) (142) (95) (92) (113) (142) Net operating income 5 (18) (33) (42) 5 (18) (33) (42) Net loan-loss provisions (4) (3) (3) (2) (4) (3) (3) (2) Other gains (losses) and provisions 7 (6) (1) (2) 7 (6) (1) (2) Profit before tax 8 (26) (37) (46) 8 (26) (37) (46) Tax on profit (9) (1) 3 (9) (9) (1) 3 (9) Profit from continuing operations (1) (27) (34) (55) (1) (27) (34) (55) Net profit from discontinued operations Consolidated profit (1) (27) (34) (55) (1) (27) (34) (55) Non-controlling interests 0 0 1 0 1 Underlying attributable profit to the parent (1) (27) (33) (55) (1) (27) (33) (55) (*).- Includes exchange differences. 33

SANTANDER GLOBAL PLATFORM (secondary segment) EUR million NEW PREVIOUS DIFFERENCES Q1’20 Q2’20 Q3’20 Q4’20 Q1’20 Q2’20 Q3’20 Q4’20 Q1’20 Q2’20 Q3’20 Q4’20 Income statement Net interest income 103 112 104 98 (103) (112) (104) (98) Net fee income 115 109 111 114 (115) (109) (111) (114) Gains (losses) on financial transactions * 42 33 32 38 (42) (33) (32) (38) Other operating income 0 (4) (10) (3) 4 10 3 Total income 260 250 238 247 (260) (250) (238) (247) Administrative expenses and amortizations (186) (183) (222) (225) 186 183 222 225 Net operating income 74 67 16 21 (74) (67) (16) (21) Net loan-loss provisions (5) (14) (5) (15) 5 14 5 15 Other gains (losses) and provisions 2 (6) (2) (4) (2) 6 2 4 Profit before tax 71 46 10 3 (71) (46) (10) (3) Tax on profit (19) (18) (5) (17) 19 18 5 17 Profit from continuing operations 52 28 5 (14) (52) (28) (5) 14 Net profit from discontinued operations Consolidated profit 52 28 5 (14) (52) (28) (5) 14 Non-controlling interests (9) (8) (7) (8) 9 8 7 8 Underlying attributable profit to the parent 43 20 (3) (22) (43) (20) 3 22 (*).- Includes exchange differences. 34

Thank You. Our purpose is to help people and businesses prosper. Our culture is based on believing that everything we do should be:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: April 9, 2021	By:	/s/ Pedro de Mingo Kaminouchi
		Name:	Pedro de Mingo Kaminouchi
		Title:	Head of Regulatory Compliance